Exhibit 8.1

List of Principal Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Eastern Industrial Development Ltd.	British Virgin Islands
Eastern Group Limited	Hong Kong
Hangzhou TC-Link Logistic Supply Chain Management Co., Ltd	PRC
Suzhou TC-Link Logistics Co., Ltd.	PRC
Wuxi TC-Link Logistics Co., Ltd.	PRC
Yancheng TC-Link Logistics Co., Ltd	PRC
Yunnan Dongyuan Dadi International Logistics Co., Ltd.	PRC
Chongqing Dayuan Logistics Co., Ltd.	PRC
Guizhou Tianrun Zhicheng Construction Engineering Co., Ltd.	PRC